UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

PDF SOLUTIONS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

693282105

(CUSIP Number)

DECEMBER 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)
☐	Rule 13d-l(c)
☒	Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No. 693282105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KIMON MICHAELS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 1,412,276

	6.	Shared Voting Power 120,512

	7.	Sole Dispositive Power 1,412,276

	8.	Shared Dispositive Power 120,512

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,532,788 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☒(1)

11.	Percent of Class Represented by Amount in Row (9) 5,036%, based on a total of 30,436,796 shares of Issuer's Common Stock issued and outstanding on December 31, 2013.

12.	Type of Reporting Person (See Instructions) Individual

(1) (2)

Excludes 63,694 shares of Issuer’s Common Stock held by Dr. Michaels' spouse as separate property.

Includes options held by Dr. Michaels’ spouse to purchase 938 shares of the Issuer’s common stock exercisable within 60 days of December 31, 2013.

Item 1.
	(a)	Name of Issuer: PDF SOLUTIONS, INC.
	(b)	Address of Issuer’s Principal Executive Offices: 333 West San Carlos Avenue, Suite 1000, San Jose, CA 95110

Item 2.
	(a)	Name of Person Filing: KIMON MICHAELS
	(b)	Address of Principal Business Office or, if none, Residence: 333 West San Carlos Avenue, Suite 1000, San Jose, CA 95110
	(c)	Citizenship: United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number: 693282 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-l(b)(l)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J).
	(k)	☐

Group, in accordance with § 240.13d-l(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J), please specify the type of institution:____________________________.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,412,276
(b) Percent of class: 5.035%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote. 1,412,276
(ii) Shared power to vote or to direct the vote. 120,512
(iii) Sole power to dispose or to direct the disposition of. 1,412,276
(iv) Shared power to dispose or to direct the disposition of. 120,512

Instruction.	For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(l).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2014
Date

/s/ Kimon Michaels
Signature

KIMON MICHAELS Vice-President, Products and Solutions, and Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)